UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EasyLink Services International Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

277858106
(CUSIP Number)

Gordon A. Davies
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario
Canada N2L OA1
Telephone: (519) 888-7111
Facsimile: (519) 888-0677

With a copy to:

James R. Stuart, III
Richard B. Holbrook Jr.
Crowell & Moring LLP
1001 Pennsylvania Ave., N.W.
Washington, D.C. 20004
(202) 624-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2012
(Date of Event Which Requires Filing of this Statement)
__________________________________________________________________________________________________________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
__________________________________________________________________________________________________________________________________________________________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

__________________________________________________________________________________________________________________________________________________________________________

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
__________________________________________________________________________________________________________________________________________________________________________

CUSIP No. 277858106

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,374,098
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,374,098(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)
The above calculations are based on 32,113,320 shares of Common Stock outstanding (as represented in the Merger Agreement described below) and 2,921,947 shares of Common Stock subject to outstanding options beneficially owned by the Stockholders subject to the Voting Agreements, whether or not such options are presently exercisable or exercisable within 60 days from the date hereof or thereafter.

CUSIP No. 277858106

1	NAMES OF REPORTING PERSONS Epic Acquisition Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,374,098
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,374,098 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.63%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)
The above calculations are based on 32,113,320 shares of Common Stock outstanding (as represented in the Merger Agreement described below) and 2,921,947 shares of Common Stock subject to outstanding options beneficially owned by the Stockholders subject to the Voting Agreements, whether or not such options are presently exercisable or exercisable within 60 days from the date hereof or thereafter.

CUSIP No. 277858106

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of Class A Common Stock, $0.01 par value per share (the “Common Stock”), of EasyLink Services International Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6025 The Corners Parkway, Suite 100, Norcross, GA 30092.
Item 2. Identity and Background
(a)-(c), (f) This Schedule 13D is being jointly filed, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:
(1) Open Text Corporation, a Canadian corporation (“Open Text”). The address of the principal business and principal offices of Open Text is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. Open Text is the world's largest independent provider of Enterprise Content Management software. Open Text's solutions manage information for all types of business, compliance and industry requirements in large companies, government agencies and professional service firms.
(2) Epic Acquisition Sub Inc., a Delaware corporation (“Merger Sub”, and together with Open Text, the “Reporting Persons”). The address of the principal business and principal offices of Merger Sub is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. Merger Sub is a wholly-owned indirect subsidiary of Open Text. Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions.
To the best of the Reporting Persons' knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons, as the case may be, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule A hereto. The information contained in Schedule A is incorporated herein by reference.
(d)-(e) During the last five years, none of the Reporting Persons, or to the best of the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The total amount of funds required by Open Text to acquire Issuer, including the purchase all of the Common Stock pursuant to the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference) and the Merger (as defined below), is estimated to be approximately $310 million, inclusive of debt. Open Text will use its working capital or other internally generated funds to complete the Merger.
The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into among Open Text, Merger Sub and each of John S. Simon, Paul D. Lapides, Richard J. Berman, Kim D. Cooke, Patrick A. Harper, Mark J. Herold, Kevin R. Maloney, Glen E. Shipley, Teresa A. Deuel, and Thomas J. Stallings (collectively, the “Stockholders”). The Stockholders entered into the Voting Agreements as an inducement to Open Text to enter into the Merger Agreement. Open Text did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements and no funds were used for such purpose.
Item 4. Purpose of Transaction
(a)-(b) On May 1, 2012, Open Text, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) providing for the Merger of Merger Sub into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Open Text, upon the terms and subject to the conditions set forth in the Merger Agreement. At the Effective Time (as defined in the Merger Agreement), each share of the Issuer's Common Stock will be converted into the right to receive $7.25 in cash, without interest. A copy of the Merger Agreement is included as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.
The Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger. It is not intended to provide any other factual information about the Issuer, Open Text or Merger Sub. The representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Open Text or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer's public disclosures.
To induce Open Text to enter into the Merger Agreement, the Stockholders entered into Voting Agreements with Open Text and Merger Sub, dated as of May 1, 2012 (the “Voting Agreements”). Pursuant to the Voting Agreements, the Stockholders have agreed to vote all securities of the Issuer (including all shares of Common Stock) owned by them in favor of the Merger and against any (i) Takeover Proposal (as defined in the Merger Agreement), (ii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer not contemplated by the Merger Agreement or (iii) corporate action, the consummation of which would frustrate the purposes, or prevent or delay the consummation of, the Merger or any other transactions contemplated by the Merger Agreement. In addition, each Stockholder has agreed to exercise its vested options upon the request of Open Text. The Voting Agreements terminate upon the earlier of (x) the consummation of the Merger and (y) the termination of the Merger Agreement in accordance with its terms.
Pursuant to the Voting Agreements, each Stockholder has irrevocably agreed to grant a proxy appointing Open Text and each of its corporate officers as such Stockholder's proxy to vote his or her shares of the Issuer. Any new shares of Common Stock of which beneficial ownership is acquired will automatically become subject to the terms of the Voting Agreements.
Copies of the Voting Agreements are included as Exhibits 3 through 12 hereto and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibits 3 through 12, which are incorporated herein by reference.
(c) No determination has been made with respect to the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries after the Merger.
(d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of Issuer, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.
(e) No determinations have been made regarding material changes in the Issuer's capitalization or dividend policy after the Merger.
(f) Upon consummation of the Merger, the Issuer will become a wholly-owned subsidiary of Open Text. No determinations have been made regarding material changes in the Issuer's business or corporate structure after the Merger.
(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation and Bylaws of the Issuer as the surviving corporation in the Merger will be amended.
(h) Upon the consummation of the Merger, the Common Stock will de-list and no longer be quoted on the Nasdaq Global Market.
(i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j) Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Open Text reserves the right to develop such plans, including by realigning corporate structures or by transferring assets within its corporate structure in accordance with past practice).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2 - 12 hereof. Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreements, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the individuals named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)-(b) By virtue of the Voting Agreements, the Reporting Persons may be deemed to share with the Stockholders the power to vote, and may be deemed to be the beneficial owner of 3,374,098 shares of Common Stock (including 2,921,947 shares subject to outstanding options beneficially owned, whether or not such options are presently exercisable or exercisable within 60 days from the date hereof or thereafter) representing approximately 9.63% of the outstanding shares of Common Stock. The Reporting Persons, however, hereby disclaim all beneficial ownership of such shares and this statement shall not be construed as an admission that either of the Reporting Persons is, for any and all purposes, the beneficial owner of securities covered by this statement.
(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or to the best of the Reporting Persons' knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Items 3, 4 and 5 and each of the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, the Reporting Persons anticipate that Open Text will acquire the entire common equity interest in the Issuer pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreements described in Item 4 and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of the Reporting Persons' knowledge, any person or entity listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of May 9, 2012, between Open Text Corporation and Epic Acquisition Sub Inc.

Exhibit 2
Agreement and Plan of Merger, dated as of May 1, 2012, by and among Open Text Corporation, Epic Acquisition Sub Inc. and EasyLink Services International Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer on May 3, 2012).

Exhibit 3	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and John S. Simon.

Exhibit 4	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Paul D. Lapides.

Exhibit 5	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Richard J. Berman.

Exhibit 6	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Kim D. Cooke.

Exhibit 7	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Patrick A. Harper.

Exhibit 8	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Mark J. Herold.

Exhibit 9	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Kevin R. Maloney.

Exhibit 10	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Glen E. Shipley.

Exhibit 11	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Teresa A. Deuel.

Exhibit 12	Voting Agreement, dated as of May 1, 2012, among Open Text Corporation, Epic Acquisition Sub Inc. and Thomas J. Stallings.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2012

OPEN TEXT CORPORATION

By: /s/ Gordon A. Davies
Name: Gordon A. Davies
Title: Chief Legal Officer and Corporate Secretary

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2012
EPIC ACQUISITION SUB INC.

By: /s/ Gordon A. Davies
Name: Gordon A. Davies
Title: Secretary

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF OPEN TEXT
The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Open Text are set forth below. If no address is given, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1.

Name, Title and Address	Present Principal Occupation, Including Name and Address of Employer	Citizenship
P. Thomas Jenkins	Executive Chairman, Chief Strategy Officer and Director of Open Text	Canada
Mark J. Barrenechea	President, Chief Executive Officer and Director of Open Text	United States
Paul McFeeters	Chief Financial Officer and Chief Administrative Officer of Open Text	Canada
Gordon A. Davies	Chief Legal Officer, Corporate Secretary and Compliance Officer of Open Text	Canada
Eugene Roman	Chief Technology Officer of Open Text	Canada
James Latham	Chief Marketing Officer of Open Text	United States
Steve Best	Senior Vice President, Americas Sales of Open Text	United States
Tony Preston	Senior Vice President, Human Resources of Open Text	United States
Walter Kohler	Senior Vice President, Worldwide Professional Services of Open Text	Germany
James McGourlay	Senior Vice President, Worldwide Customer Service of Open Text	Canada
Louis Mousseau	Senior Vice President, Portfolio Group of Open Text	Canada
Graham Pullen	Senior Vice President, APJ Sales of Open Text	Australia
David Wareham	Executive Vice President, EMEA Sales of Open Text	United Kingdom
Randy Fowlie RDM Corporation 4-608 Weber Street North Waterloo, Ontario N2V 1K4 Canada	Director of Open Text and President and Chief Executive Officer of RDM Corporation	Canada
Brian J. Jackman	Director of Open Text and President of the Jackman Group Inc.	United States
Stephen J. Sadler Enghouse Systems Limited 80 Tiverton Court, Suite 800 Markham, ON L3R G4 Canada	Director of Open Text and Chairman and Chief Executive Officer of Enghouse Systems Limited	Canada
Michael Slaunwhite	Director of Open Text and Executive Chairman of Halogen Software Inc.	Canada
Gail E. Hamilton	Director of Open Text	United States
Katharine B. Stevenson Stevenson Advisory 247 Davenport Road, Suite 303 Toronto, ON M5R 1J9 Canada	Director of Open Text and Principal of Stevenson Advisory	Canada
Deborah Weinstein LaBarge Weinstein LLP 515 Legget Drive, Suite 800 Ottawa, Ontario K2K 3G4 Canada	Director of Open Text and Co-Founder and Partner of LaBarge Weinstein LLP	Canada

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB
The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. If no address is given, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1.

Name, Title and Address	Present Principal Occupation, Including Name and Address of Employer	Citizenship
Gordon A. Davies	Director, President, Treasurer, Secretary and Chief Financial Officer	Canada